Exhibit 99.6

EXPERT'S REPORT ON THE JOINT MERGER PROJECT OF

CINTRA CONCESIONES DE INFRAESTRUCTURAS
DE TRANSPORTE, S.A. AND GRUPO FERROVIAL, S.A.

EXPERT'S REPORT ON THE JOINT MERGER PROJECT

Translation of a report originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails.

To the Directors of
CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.
and GRUPO FERROVIAL, S.A.

Dear Sirs:

1.            INTRODUCTION

In accordance with the engagement received and in compliance with the appointment on August 6, 2009 (dossier no: 386/09) by Mr. Alfonso Presa de la Cuesta, Madrid Mercantile Registrar no. XVII, as well as Ernst & Young, S.L.'s acceptance of the engagement as independent expert to prepare a single report on the Joint Merger Project of CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A. (hereinafter CINTRA), and GRUPO FERROVIAL, S.A. (hereinafter FERROVIAL) prepared by the directors of the aforementioned companies, on the assets and liabilities contributed to the takeover company by the company taken over, we have reviewed said Joint Merger Project, pursuant to article 34 of the Structural Modifications to Mercantile Corporations Law 3/2009, of April 3, 2009.

2.            DESCRIPTION OF THE MERGER

Under the merger, which is an inverse merger, FERROVIAL (the company taken over) will be absorbed by CINTRA (the takeover company) by means of a capital increase at the takeover company of the exact amount required to exchange FERROVIAL shares at the exchange ratio set out in section 7 of this report and section 5 of the Joint Merger Project, included in the Appendix to this report. The capital increase will be carried out through the issuance of a maximum number of five hundred and fifty six million fifty seven thousand four hundred and seventy six (556,057,476) shares each with a nominal value of twenty cents of euro (0.20 euros), all of the same class and series as current CINTRA shares, recorded as book entries.

The maximum amount of the capital increase to be carried out at CINTRA, based on the established share exchange ratio, may be reduced by providing FERROVIAL's shareholders with treasury shares held by CINTRA , including any CINTRA shares which may be held by FERROVIAL at the merger date and which, consequently, will form part of CINTRA's equity. For such purposes, the directors affirm that FERROVIAL, at the date of the Joint Merger Project, owns indirectly, through FERROVIAL INFRAESTRUCTURAS, S.A. and MARJESHVAN, S.L. 352,659,211 and 27,570,143 CINTRA shares, which represent, respectively, 62.03% and 4.85% of its share capital.

The difference between (i) the carrying value of FERROVIAL's assets and liabilities, less the carrying value of its interest in CINTRA recognized by FERROVIAL and (ii) the nominal value of the new shares issued by CINTRA, shall be considered as a share premium.

The nominal value of said shares and the corresponding share premium will be entirely paid in by the transfer en bloc of the assets and liabilities of FERROVIAL to CINTRA. CINTRA will acquire by universal succession all the rights and obligations of FERROVIAL.

In addition, in compliance with article 159.4 of the Spanish Corporation Law, the shareholders of CINTRA will not have any preferential subscription rights regarding the new shares issued.

The directors signing the joint merger project, with the exception of the directors of CINTRA who have abstained due to a conflict of interest, namely proprietary directors, affirm that prior to the projected merger and as an indivisible component thereof, it is proposed that FERROVIAL will take over FERROVIAL INFRAESTRUCTURAS, S.A., AEROPUERTO DE BELFAST, SA, MARJESHVAN, S.L. and LERNAMARA, S.L. The above companies are wholly and directly owned by FERROVIAL.

Likewise, the directors affirm in the Joint Merger Project that, as an integral part of this complex integration, CINTRA is expected to "subsidiarize" its corporate assets (basically its investments in the concession companies through which it carries out its infrastructure business) by segregating these and contributing them en bloc to a vehicle entirely owned by CINTRA, which is discussed in another independent expert report.

In conformity with article 26 of the Structural Modifications to Mercantile Corporations Law 3/2009, of April 3, and legislation on treasury shares, FERROVIAL treasury shares held directly in its portfolio (1,250,374 shares at the Joint Merger Project date) will not be exchanged for CINTRA shares at the date of the exchange.

3.            IDENTIFICATION OF THE ENTITIES PARTICIPATING IN THE MERGER

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A., domiciled at plaza Manuel Gómez Moreno 2, Edificio Alfredo Mahou, Madrid, which was incorporated on February 3, 1998 and registered with the Madrid Mercantile Registry in tome 12,774, folio 146, section 8 of the Company Register, page M-204.873, entry 1, with fiscal identification number A-81939209.

CINTRA's capital amounts to one hundred and thirteen million seven hundred and five thousand six hundred and sixty one (113,705,661) euros and is divided into five hundred and sixty eight million five hundred and twenty eight thousand three hundred and five (568,528,305) ordinary shares each with a nominal value of twenty cents of euro (0.20 euros), all of a single class and the same series, represented by book entries.

GRUPO FERROVIAL, S.A. domiciled at calle Principe de Vergara 135, Madrid, which was incorporated on June 6, 1979 under the name of FERROVIAL INTERNACIONAL, S.A. and registered in the Madrid Mercantile Registry, tome 5,076 (general), 4,227 of section 3 of the Company Register, folio 212, page 40,204, entry 1, with fiscal identification number A-28606556.

FERROVIAL's capital amounts to one hundred and forty million two hundred and sixty four thousand seven hundred and forty three (140,264,743) euros and is divided into one hundred and forty million two hundred and sixty four thousand seven hundred and forty three (140,264,743) ordinary shares each with a nominal value of one (1) euro, all of a single class and the same series, represented by book entries.

4.	ACCOUNTING IMPACT OF THE MERGER AND EFFECTIVE DATE FOR EXCHANGED SHARES TO HAVE THE RIGHT TO PARTICIPATE IN CORPORATE PROFITS

For accounting purposes, as from January 1, 2009 FERROVIAL's transactions will be considered as having been carried out by CINTRA.

Shares issued by CINTRA in the capital increase, referred to in section 2 above, will grant their new owners the right to participate in CINTRA profits obtained from January 1, 2009 onwards.

5.	MERGER BALANCE SHEETS, VALUATION OF ASSETS AND LIABILITIES TRANSFERRED AND ACCOUNTING IMPACTS OF THE MERGER

For the purposes of article 36.1 of the Structural Modifications to Mercantile Corporations Law 3/2009, of April 3, the balance sheets at April 30,2009 of CINTRA and FERROVIAL have been taken as the merger balance sheets. The respective boards of directors prepared these merger balance sheets on July 28 and 29, 2009 and these have been verified by the auditors of the companies' financial statements. The merger balance sheets will be submitted for shareholders' approval at the general meetings when they will issue their resolution on the merger, prior to accepting the actual merger agreement.

In compliance with article 31.9 of the Structural Modifications to Mercantile Corporations Law 3/2009, of April 3, the directors affirm in the Joint Merger Project that the assets and liabilities transferred by FERROVIAL to CINTRA are recognized by CINTRA at the carrying amounts used by FERROVIAL at the effective merger date, i.e. January 1, 2009.

6.            SUSPENSIVE CONDITION

The projected merger and, therefore, its inclusion in the mercantile register, are subject to fulfillment of the following conditions, which must be verified at the latest on December 15, 2009:

(a)
The prior merger described in section 3.2 of the Joint Merger Project, included in the Appendix to this report. Registration of the public deed of the merger of FERROVIAL, FERROVIAL INFRAESTRUCTURAS, SA, AEROPUERTO DE BELFAST, S.A., MARJESHVAN, S.L. and LERNAMARA, S.L. will be considered verification of fulfillment of this condition.

(b)
The "subsidiarization" described in section 3.3 of the Joint Merger Project, included in the Appendix to this report. Registration of the public deed of segregation of CINTRA in favor of CINTRA INFRAESTRUCTURAS, S.A.U. (Sole Shareholder Company) will be considered as verification of fulfillment.

(c)
The pledge on the CINTRA shares currently owned indirectly by FERROVIAL must be lifted so that said shares can be freely used in the FERROVIAL share exchange. The public document granted by the bank creditors which cancels the pledge on the aforementioned CINTRA shares will be taken as verification of fulfillment of this condition.

(d)
Obtaining the administrative authorizations that may be deemed necessary to ensure continuity of the major infrastructure projects of the companies participating in the merger. The fulfillment of this condition shall be accredited by the appropriate verification resolution from the Board of Directors of CINTRA and FERROVIAL.

7.	EXCHANGE RATIO

The merger exchange ratio, which has been determined based on the real value of the assets and liabilities of CINTRA and FERROVIAL, is, with no complementary monetary compensation of any kind, four (4) CINTRA shares, each with a nominal value of twenty cents of euro (0.20 euros) for each FERROVIAL share with a nominal value of one (1) euro.

8.	METHOD USED

The shares of the companies involved in the merger are listed on official markets. The frequency and volume of trading in these shares is sufficient for the listed price to be considered as representative of the value of the companies' equity.

Accordingly, in order to establish the share exchange ratio the directors have taken the market value (or listed value) of both companies on July 27, 2009 (the last trading day before the Board of Directors of the absorbed company gave its approval) to determine the real value of the merging companies' equity. This is a generally accepted method in this type of transaction, given the high liquidity of the shares and based on well-established presumptive criteria in Spanish legislation, which tend to equate the real value of a listed company to its market value, provided there are no special circumstances. Accordingly, the listed price of CINTRA shares has been adjusted upwards to compensate the negative trend observed in its share price once the possible merger became public knowledge. This is not unusual when corporate transactions are announced between a parent company and a subsidiary and it is usual for the latter's share price to suffer.

To quantify the above adjustment the performance of CINTRA shares was compared to that of FERROVIAL and other benchmark companies in the sector from the date prior to the announcement of the possible merger in the notice of a significant event sent to the CNMV (Spanish SEC) on December 19, 2008 until July 27, 2009 (the date immediately prior to the approval of the Board of Directors of the company taken over).

Due to the above, FERROVIAL’s directors and the independent directors of CINTRA, have agreed that at 5.03 euros per share CINTRA shares were underpriced by approximately 22% at market close on July 27, 2009. Consequently, once such market distortion is eliminated the resultant theoretic list price of CINTRA shares is 6.4175 euros. As a result, the resultant exchange ratio is that reflected in the Joint Merger Project of one (1) FERROVIAL share with a nominal value of one (1) euro for each four (4) CINTRA shares of a nominal value of twenty cents of euro (0.20 euros) each.

The abovementioned share prices, excluding all treasury shares held by each company, give a valuation of FERROVIAL at 3,561 million euros and CINTRA at 3,586 million euros.

9.            METHODS OF COMPARISON

In order to compare the adequacy of the exchange ratio established according to the explanations given in section 8 above, the Boards of Directors of FERROVIAL and CINTRA (in this case consisting solely of the independent, non-proprietary directors) have analyzed and studied the valuation work performed by the external financial advisors and, in particular, the result of applying alternative valuation methods to compare the adequacy of the exchange ratio as inferred from the principal valuation method. The valuation methods used by the directors for purposes of comparison consisted of all or certain of the following methods:

a)           Analysis of past listings of both companies:

This method consists of analyzing the performance of listed prices over different time periods prior to July 27, 2009 (the date immediately prior to the approval of the Board of Directors of the company taken over) and December 18, 2008 (the day prior to the announcement that the possible merger was being studied via the notice of a significant event sent to the CNMV).

b)           Objective prices from stock exchange analysists

This method consists in analyzing the objective prices of a sample of stock market analysts who cover the shares of both companies.

c)           Discounting of cash flows:

Likewise the method of discounted cash flow analysis has been used to compare the valuation of FERROVIAL and CINTRA through the "sum of the parts" of the business segments of FERROVIAL and the concession assets of CINTRA on an individualized basis.

10.           PROCEDURES PERFORMED

In line with the objectives of our work, the procedures performed consisted of the review and examination of the data used to determine the exchange ratio. We based our work on the conclusions, opinions and calculations used by management teams, the directors of the companies involved in the merger, as well as meetings with external financial advisors engaged by the respective companies.

In particular, we have considered the conclusions included in the audit reports of the financial statements and the information included in said financial statements at December 31, 2008 which are listed below:

Company	Auditor	Date audit report issued

GRUPO FERROVIAL, SA and subsidiaries	PricewaterhouseCoopers Auditores, S.L.	February 26, 2009

GRUPO FERROVIAL, SA	PricewaterhouseCoopers Auditores, S.L.	February 26, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A. and subsidaries	PricewaterhouseCoopers Auditores, S.L.	February 24, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	PricewaterhouseCoopers Auditores, S.L.	February 24, 2009

As well as the conclusions contained in the audit reports on the merger balance sheets, the information in said balance sheets and the notes thereto at April 30, 2009, which are listed below:

Company	Auditor	Date audit report issued

GRUPO FERROVIAL, S.A.	PricewaterhouseCoopers Auditores, S.L	July 28, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.	PricewaterhouseCoopers Auditores, S.L.	July 29, 2009

We have also taken into account the conclusions of the limited review of the interim financial statements, as well as the information contained therein at June 30, 2009, which is as follows:

Company	Auditor	Date audit report issued

GRUPO FERROVIAL, S.A. and subsidiaries	PricewaterhouseCoopers Auditores, S,L.	July 28, 2009

CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A. and subsidiaries	PricewaterhouseCoopers Auditores, S.L.	July 28, 2009

The following additional procedures have also been carried out:

-	An Analysis of the Joint Merger Project prepared and approved by the Boards of Directors of FERROVIAL and CINTRA.

-
Obtention of a representation letter from the directors of the companies involved in the merger in which they confirm, among other things, that from the date upon which the Merger Agreement was formalized, until the date of this report, the management of the companies have not entered into agreements nor have any other situations arisen which might have a significant effect on the Joint Merger Project.

-
Discussions with management of the companies in order to confirm that after April 30, 2009, the date of the merger balance sheets, no major events took place which could significantly affect the value of the shares and consequently, the exchange ratio as established in the Joint Merger Project.

-
Meetings with the directors of the companies involved in the merger in order to analyze the chief valuation procedure and contrast methods employed, information used, and hypotheses chosen as part of the valuation method.

-	Reading the minutes to the 2009 Board of Directors' and General Shareholders' meetings of the merging companies.

-	Information prepared by FERROVIAL and CINTRA in response to the CNMV's information requirements regarding the merger as of January 1, 2009.

-	Conclusions contained in fairness opinions prepared by external financial advisors from the respective companies.

-	Meetings with the both companies' external financial advisors, in order to understand the scope and results of their work.

-	Analysis of the stock market information related to the shares of FERROVIAL and CINTRA, as well as a sample of comparable companies.

-	Evaluation of the reports from a sample of stock market analysts regarding a FERROVIAL and CINTRA.

-	Review of the methodology used to determine the exchange ratio to be used by the directors, as well as the valuation methods used by external financial advisors.

-	A sensitivity analysis on certain significant operative and financial variables which might affect the valuation of the companies.

-	Other information considered relevant in order to carry out our work.

The verifications and confirmations conducted were not intended to corroborate compliance with any other legal or formal obligation (approval, presentation of documentation, advertising, encumbrances of the assets to be contributed, installments, etc.) apart from those established in Article 34 of revised Spanish Corporation Law.

We have used the financial information provided by management of the merging companies without conducting an in-depth check, and have assumed their exactness and integrity; therefore, we assume no professional liability regarding the veracity of the accounting data or the verification and compliance with the suspensive conclusions included in the Joint Merger Project, which condition the effectiveness of the merger to their prior or simultaneous compliance.

11.           SPECIAL VALUATION DIFFICULTIES

With respect to the work carried out, we must point out that certain aspects relating to the valuation of the companies entail, in addition to objective factors, others involving judgment and the forming of hypotheses, with the possible existence of valuations differing from the aforementioned. Also, certain hypotheses depend on future events which might be affected by the valuations.

Regarding the cash flow discount method, one of the procedures used by the directors, the current global financial situation must be taken into account, since the volatility of the markets and the difficulties in accessing financing makes determining the companies' capital costs an extremely complex task using this methodology, allowing for a wide range of valuation criteria with sensitivity analyses and financial data which might be influenced by this volatility.

12.           CONCLUSION

Based on the work carried out, in order to comply with article 34 of revised Spanish Corporation Law, and taking into account Section 11, we consider that:

-
The valuation methodology used in determining the real value of the companies is adequate considering the context and the circumstances of the transaction, with the merger exchange ratio foreseen in the Joint Merger Project.

-	The equity contributed by the absorbed company corresponds, at least, to the maximum amount of the capital increase of the absorbing company stated in the Joint Merger Project.

Our conclusions should be interpreted in the context of the scope and procedures included in carrying out our work. We assume no additional responsibilities with respect to said conclusion other than those related to the reasonableness of the valuation methods applied, and the proposed exchange ratio.

This special report has been prepared solely for the purpose established in article 34 of the revised text of the Spanish Corporation Law and should not be used for any other purpose.

ERNST &YOUNG, S.L.

(Signed on the original in Spanish)

Francisco V. Fernandez Romero

September 14, 2009

APPENDIX

Joint Merger Project for the take over of

GRUPO FERROVIAL, S.A.

by CINTRA CONCESIONES DE INFRAESTRUCTURAS DE TRANSPORTE, S.A.